File No. 70-9541



                               UNITED STATES OF AMERICA
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



Application of Northeast     )
Utilities, The Connecticut   )
Light and Power Company,     )
Public Service Company of    )     CERTIFICATE PURSUANT TO
New Hampshire, Western       )     RULE 24 UNDER THE PUBLIC
Massachusetts Electric       )     UTILITY HOLDING COMPANY ACT
Company, North Atlantic      )     OF 1935
Energy Corporation, NU       )
Enterprises, Inc., Northeast )
Generation Company,          )
Northeast Generation         )
Services Company, Select     )
Energy, Inc., Select Energy  )
Portland Pipeline, Inc.,     )
HEC Inc., Select Energy      )
Contracting, Inc., Reeds     )
Ferry Supply Co., Inc.,      )
HEC Energy Consulting        )
Canada, Inc. on Form U-1     )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended September 30, 2000, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

   The Connecticut Light and Power Company (CL&P)

                                            As of September 30, 2000
                                            ------------------------
                                            (thousands
                                            of dollars)        %
                                            ----------      ------
   Common shareholders' equity:
      Common shares                         $   75,849        3.4%
      Capital surplus, paid in                 413,795       18.3
      Retained earnings                        208,816        9.3
                                            ----------      -----
      Total Common shareholders' equity        698,460       31.0
   Preferred stock                             216,200        9.6
   Long-term and short-term debt             1,339,615       59.4
                                            ----------      -----
                                            $2,254,275      100.0%
                                            ==========      =====

    A common dividend of $9,999,911.07 was declared on September 20, 2000 and was paid to NU on September 30, 2000.


    Western Massachusetts Electric Company (WMECO)

                                            As of September 30, 2000
                                            ------------------------
                                            (thousands
                                            of dollars)        %
                                            ----------      ------

    Common shareholders' equity:
      Common shares                         $   14,752        2.8%
      Capital surplus, paid in                  94,212        18.0
      Retained earnings                         52,223        10.0
                                            ----------       -----
      Total Common shareholders' equity        161,187        30.8
    Preferred stock                             36,500         7.0
    Long-term and short-term debt              325,299        62.2
                                            ----------       -----
                                            $  522,986       100.0%
                                            ==========       =====

    A common dividend of $8,001,661.08 was declared on September 14, 2000 and was paid to NU on September 30, 2000.

    Public Company of New Hampshire (PSNH)

                                            As of September 30, 2000
                                            ------------------------
                                            (thousands
                                            of dollars)        %
                                            ----------      ------

   Common shareholders' equity:
      Common shares                         $        1        0.0%
      Capital surplus, paid in                 426,623       36.0
      Retained earnings                        326,983       27.6
                                            ----------      -----
      Total Common shareholders' equity        753,607       63.6
   Preferred stock                              25,000        2.1
   Long-term and short-term debt               407,285       34.3
                                            ----------      -----
                                            $1,185,892      100.0%
                                            ==========      =====

    A common dividend of $50,000,000.00 was declared on August 21, 2000 and was paid to NU on October 1, 2000.

    North Atlantic Energy Corporation (NAEC)

                                            As of September 30, 2000
                                            ------------------------
                                            (thousands
                                            of dollars)        %
                                            ----------      ------
    Common shareholders' equity:
       Common shares                        $        1        0.0%
       Capital surplus, paid in                160,999       32.3
       Retained earnings                         1,840        0.4
                                            ----------      -----
       Total Common shareholders' equity       162,840       32.7
    Long-term and short-term debt              335,000       67.3
                                            ----------      -----
                                            $  497,840      100.0%
                                            ==========      =====

   A common dividend of $8,000,000.00 was declared on September 20, 2000 and was paid to NU on September 30, 2000.

   There were no dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

   The current senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB- and BB+ for NAEC, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

   NU represents that during the quarter ended September 30, 2000 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

   Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter except for CL&P.


                       Net cash flows   Net cash flows   Net cash flows
             Cash       provided by/      (used in)/      provided by/
           beginning      (used in)      provided by        (used in)     Cash end
           of period      operating       investing         financing     of period
          07/01/2000     activities       activities       activities    09/30/2000
          ----------   --------------   --------------   -------------   ----------
                                    (Thousands of Dollars)

CL&P       $  10,549      $78,367         $(92,284)       $    8,610     $    5,242

PSNH         218,126       76,461          (14,086)         (109,863)       170,638

WMECO            112       (3,050)           3,151              (101)           112

NAEC            -          31,419          (23,375)           (8,000)            44



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 28, 2000